# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Avidbank Holdings, Inc., CIK 0001443575
CUSIP: 05368J103
Title of class of securities: Common Stock, No Par Value
Address of issuer's principal executive offices: 1732 N. 1ST STREET, 6TH FLOOR, SAN JOSE, California (CA), 95112
Date of event which requires filing of this statement: 08/08/2025
Filed by CIK 0001853178
Persons authorized to receive notices and communications: James F. Deutsch, Patriot Financial Partners IV, L.P., 100 Matsonford Road, Suite 210, Radnor, Pennsylvania (PA), 19087, 215-399-4650; Philip Ross Bevan, Esq., 3299 K Street, N.W., Suite 100, Washington, District Of Columbia (DC), 20007, 202-295-4500; Kenneth B. Tabach, Esq., 3299 K Street, N.W., Suite 100, Washington, District Of Columbia (DC), 20007, 202-295-4500

## Reporting persons
- Patriot Financial Partners IV, L.P. (CIK 0001853178): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 906,626; sole dispositive power 0; shared dispositive power 906,626; aggregate amount beneficially owned 906,626 (8.6% of the class)
- Patriot Financial Partners Parallel IV, L.P. (CIK 0001929137): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 144,292; sole dispositive power 0; shared dispositive power 144,292; aggregate amount beneficially owned 144,292 (1.4% of the class)
- Patriot Financial Partners GP IV, L.P. (CIK 0002079602): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,050,918; sole dispositive power 0; shared dispositive power 1,050,918; aggregate amount beneficially owned 1,050,918 (10% of the class)
- Patriot Financial Partners GP IV, LLC (CIK 0002079603): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,050,918; sole dispositive power 0; shared dispositive power 1,050,918; aggregate amount beneficially owned 1,050,918 (10% of the class)
- WYCOFF W KIRK (CIK 0000949197): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,050,918; sole dispositive power 0; shared dispositive power 1,050,918; aggregate amount beneficially owned 1,050,918 (10% of the class)
- Deutsch James F. (CIK 0001561111): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC), other (OO); sole voting power 3,000; shared voting power 1,050,918; sole dispositive power 3,000; shared dispositive power 1,050,918; aggregate amount beneficially owned 1,053,918 (10% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, No Par Value
Name of issuer: Avidbank Holdings, Inc.
Address of issuer's principal executive offices: 1732 N. 1ST STREET, 6TH FLOOR, SAN JOSE, California (CA), 95112

## Item 2. Identity and Background
Name of person filing:
Patriot Financial Partners IV, L.P., a Delaware limited partnership (the Patriot Fund IV);
Patriot Financial Partners Parallel IV, L.P., a Delaware limited partnership (the Patriot Parallel Fund IV and together with the Patriot Fund IV, the Patriot Funds);
Patriot Financial Partners GP IV, L.P., a Delaware limited partnership and general partner of the Patriot Funds (Patriot GP IV);
Patriot Financial Partners GP IV, LLC, a Delaware limited liability company and general partner of Patriot GP IV (Patriot IV LLC); and
W. Kirk Wycoff and James F. Deutsch, each of whom serve as general partners of the Patriot Funds and Patriot GP IV and are members of Patriot IV LLC.

The Patriot Funds are private equity funds focused on investing in community banks and financial service-related companies throughout the United States. The principal business of Patriot GP IV is to serve as the general partner of and to manage the Patriot Funds. The principal business of Patriot IV LLC is to serve as the general partner of and to manage Patriot GP IV. The principal employment of Messrs. Wycoff and Deutsch is investment management with each of the Patriot Funds, Patriot GP IV and Patriot IV LLC.
Residence or business address:
Four Radnor Corporate Center
100 Matsonford Road, Suite 210
Radnor, PA 19087
Present principal occupation or employment: This Schedule 13D is being jointly filed by the parties identified above. All of the filers of this Schedule 13D are collectively referred to as the Patriot Financial Group IV. The Joint Filing Agreement of the members of the Patriot Financial Group IV is filed as Exhibit 1 to this Schedule 13D.
Criminal convictions in the last five years: During the last five years, no member of the Patriot Financial Group IV has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no member of the Patriot Financial Group IV has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each natural person who is a member of the Patriot Financial Group IV is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 8, 2025, the Company conducted an initial public offering of Common Stock On such date, Patriot Fund IV purchased 69,016 shares of Common Stock (aggregate price $1.6 million) and Patriot Parallel Fund IV purchased 10,984 shares of Common Stock (aggregate price $252,632) at the initial public offering price of $23.00 per share. The Patriot Funds used working capital to purchase the shares of Common Stock.

Prior to the initial public offering, Patriot Fund IV owned 837,610 shares of Common Stock and Patriot
Parallel Fund IV owned 133,308 shares of Common Stock.

As a director of the Company Bank, Mr. Deutsch was previously granted an aggregate of 3,000 shares of restricted Common Stock, of which 1,500 shares are vested and 1,500 shares will vest 12 months from the date of grant.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Patriot Funds acquired the Common Stock reported herein for investment purposes and the acquisition of shares of Common Stock was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer. Subject to applicable federal and state securities laws, Patriot Financial Group IV may dispose of shares of the Common Stock from time to time, subject to market conditions and other investment considerations, and may cause shares of the Common Stock to be distributed in kind to investors. To the extent permitted by applicable bank regulatory limitations, each member of the Patriot Financial Group IV may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such member of the Patriot Financial Group IV and/or investment considerations.

Other than as described in this Item 4, each member of the Patriot Financial Group IV has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Amount and percentage of shares of Common Stock beneficially owned: Patriot Fund IV, 906,626 shares, 8.6%; Patriot Parallel Fund IV, 144,292 shares, 1.4%; Patriot GP IV, 1,050,918 shares, 10.0%; Patriot IV LLC, 1,050,918 shares, 10.0%; W. Kirk Wycoff, 1,050,918 shares, 10.0%; and James F. Deutsch, 1,053,918 shares, 10.0%.

Each of Patriot GP IV, Patriot IV LLC, Mr. Wycoff and Mr. Deutsch disclaims beneficial ownership of the common stock owned by the Patriot Funds, except to the extent of its or his pecuniary interest therein. The percentage of shares owned is based on 10,533,946 shares of Common Stock of the Company outstanding as of August 11, 2025 following the completion of initial public offering.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or dispose of the shares; Patriot Fund IV, 0 shares; Patriot Parallel Fund IV, 0 shares; Patriot GP IV, 0 shares; Patriot IV LLC, 0 shares, W. Kirk Wycoff, 0 shares; and James F. Deutsch, 3,000 shares.

Shared power to vote or dispose of the shares: Patriot Fund IV, 906,626 shares; Patriot Parallel Fund IV, 144,292 shares; Patriot GP IV, 1,050,918 shares; Patriot IV LLC, 1,050,918 shares; W. Kirk Wycoff, 1,050,918 shares; and James F. Deutsch, 1,053,918 shares.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: Other than the members of the Patriot Financial Group IV, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Avidbank Holdings referred to in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. 1

Joint Filing Agreement, dated as of August 11, 2025, by and among Patriot Financial Partners IV LP, Patriot Financial Partners Parallel IV, LP, Patriot Financial Partners GP IV, LP, Patriot Financial Partners GP, LLC, W. Kirk Wycoff, and James F. Deutsch.

## Signatures
- Patriot Financial Partners IV, L.P.: /s/ James F. Deutsch, James F. Deutsch, a member of Patriot IV, LLC, the general partner of Patriot GP IV, the general partner of Patriot Fund IV (08/11/2025)
- Patriot Financial Partners Parallel IV, L.P.: /s/ James F. Deutsch, James F. Deutsch, a member of Patriot GP IV, LLC, the general partner of Patriot GP IV, the general partner of Patriot Parallel Fund IV (08/11/2025)
- Patriot Financial Partners GP IV, L.P.: /s/ James F. Deutsch, James F. Deutsch, a member of Patriot Financial Partners GP IV, LLC., the general partner of Patriot Financial Partners GP IV, LP. (08/11/2025)
- Patriot Financial Partners GP IV, LLC: /s/ James F. Deutsch, James F. Deutsch, a member (08/11/2025)
- WYCOFF W KIRK: /s/ W. Kirk Wycoff, W. Kirk Wycoff (08/11/2025)
- Deutsch James F.: /s/ James F. Deutsch, James F. Deutsch (08/11/2025)